Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

November 19, 2007

PACIFIC ASIA CHINA ENERGY INC REPORTS BOTH
DYMAXION DRILL RIGS UNDER CONTRACT IN CHINA

PACIFIC ASIA CHINA ENERGY INC. (PACE) is pleased to announce that its 50% owned drilling subsidiary PACE Mitchell Drilling Corp. (PACE Mitchell) has both Dymaxion drill rigs currently under contract in China.

PACE Mitchell’s first drill rig is conducting degasification drilling operations at the Yunnan Weixin Guanyinshan Coal Mine in Kunming, Yunnan Province, China (“Weixin”). The first Dymaxion vertical well has reached a depth of approximately 610 meters. The Weixin Drilling Services Contract provides for up to two sets of Dymaxion horizontal wells for a total value of up to US $2.73 million (as announced September 4, 2007). The contract value for the first well now underway is US $1 .41million and 10% of this value has now been received by the joint venture.

PACE Mitchell also reports that its second Dymaxion drill rig, currently being used to drill the first Dymaxion CBM test well set in China, is progressing on schedule.(see October 9, 2007 news release). The well has reached a depth of over 500 meters and is being drilled on behalf of a leading CBM company presently conducting exploration and development activities. Further progress reports will be provided, when available.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China , CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"

Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.